UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of March, 2013

JACADA LTD.
(Translation of registrant's name into English)

11 Shenkar Street
Herzliya, 46725 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on March 12, 2013: Jacada Solutions Selected by Puerto Rico Medicare Advantage Plan Provider

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.

		By:	/s/ CAROLINE CRONIN
		Name:	Caroline Cronin
		Title:	Chief Financial Officer

Dated:	March 12, 2013

Jacada Solutions Selected by Puerto Rico Medicare Advantage Plan Provider

Healthcare Insurance Provider to Ensure Regulation Compliance and Consistent Customer Experience by Utilizing Jacada Technology

ATLANTA--(BUSINESS WIRE)--March 12, 2013--Jacada, Inc., a leading global provider of customer service technology designed to simplify the interaction between businesses and their customers, today announced that it has signed a material agreement with a leading Medicare Advantage plan provider in Puerto Rico to provide desktop, agent scripting, and workflow enablement solutions. Jacada’s award winning Agent Scripting and Agent Desktop solutions have been chosen to provide a unique Agent and Member experience throughout the organization’s inbound call center and back-office, while enhancing regulation compliance and consistent customer experience. Plans are to continue deployment of Jacada solutions into the outbound call segment in a second phase.

“Jacada is honored to have been selected to be the core desktop, workflow, and scripting provider,” said Guy Yair, Co-CEO, Jacada. “The group has selected a comprehensive set of customized Jacada contact center solutions designed to enhance both the customer and agent experience. We are happy to add this to our recent deals in the healthcare insurance space, as we help these companies address the growing demand for better service and compliance with new government regulations and policies.”

Jacada solutions help ensure that critical knowledge is presented to customer service representatives at just the right time and just in the right context to ensure industry regulation compliance and uniformity of processes. In a similar fashion, back-office operations also benefit from the Jacada solution as it provides just-in-time guidance and knowledge necessary to streamline these customer supporting activities. As the insurance group continues its initiatives aimed at highlighting proper and respectful treatment to people of advanced age, Jacada continues its commitment to delivering the tools and solutions that support these efforts.

About Jacada

Jacada solutions help organizations improve their customer experiences and reduce their operational costs. Jacada enables organizations to deliver advanced customer and agent interactions by implementing cutting‐edge mobile customer service solutions, agent desktops, and process optimization tools. Customers can benefit from an improved customer service experience at every touch point with the organization, whether at the call center, on the mobile, or at the retail store. Jacada projects often deploy in less than six months, and customers often realize a complete return on investment within 12 months of deployment. Founded in 1990, Jacada operates globally with offices in Atlanta, USA; London, England; Munich, Germany; and Herzliya, Israel. More information is available at www.Jacada.com.

CONTACT:
Jacada, Inc.
A. Lee Judge, 770-776-2326
Marketing Programs Manager
ljudge@jacada.com

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